Exhibit 99.1

ZIM Provides Update on Operational Cooperation Agreement with the 2M Partners

The Parties Have agreed to Extend their Existing Collaboration on the Asia – USEC and Asia – USGC Trades

New Pacific North-West and Asia to Mediterranean Services to be Operated by ZIM Independently

HAIFA, Israel, January 27, 2022 – ZIM Integrated Shipping Services Ltd. updated today on the status of its discussions with its 2M alliance partners in connection with their operational cooperation agreement.

ZIM and the 2M alliance partners have agreed, in principle, to extend their existing operational collaboration agreement on the Asia – US East Coast and Asia – US Gulf Coast trades based on a full slot exchange and vessel sharing agreement (subject to finalizing the related documentation and to regulatory approval). The new agreement is expected to be concluded by the beginning of February 2022 and become effective on April 1, 2022.

In addition, ZIM will launch ZIM Med Pacific (ZMP), an independent pendulum service designed to address its customers’ needs on the Asia to Mediterranean and Pacific North-West (PNW) trades, and the current collaboration with the 2M partners on these trades will be terminated (effective April 1, 2022).

Eli Glickman, ZIM President & CEO, stated: “Over the past several months, we have secured the necessary short- and long-term capacity to allow us to meet growing demand and competitively serve our customers, particularly on the various transpacific routes, a key trade for ZIM. We are pleased to continue our collaboration with the 2M partners on the Asia to USEC and USGC trades and to launch a new, independent pendulum service to connect the Far East with the Mediterranean and the PNW. The combined new operational mode, will allow for better operational agility and provide fast and synchronized connections to ZIM’s regional networks in the Mediterranean, Asia and the Pacific to provide our customers the variety and level of service to best serve their needs.”

Glickman added, “In recent years, we have strengthened our capabilities, revolutionizing our service offerings and digitalized tools to enhance our commercial opportunities and transform ZIM into an industry leader. Capitalizing on our improved financial position, we have also advanced our operational capabilities, boosted our capacity and secured access to state-of-the-art LNG container vessels. With this commercial and operational transformation, driven by our innovative spirit, we are confident that ZIM is well-positioned to realize its mission of delivering innovative shipping services to its customers to successfully compete in the market, and deliver superior returns to shareholders.”

About ZIM

ZIM is a global, container liner shipping company with leadership positions in the markets where it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 76 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence.

ZIM Forward Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding ZIM’s ability to meet growing market demand and to provide reliable service to customers, as well as assessment as to the growth trend of the market. These risks and uncertainties include, but are not limited to: the possibility that ZIM will not be able to meet demand from customers, the risk that the growth trend of the market will not continue or be slower than expected, and other factors detailed from time to time in ZIM’s periodic reports and filings with the Securities and Exchange Commission (“SEC”), including ZIM's annual report on Form 20-F filed with the SEC on March 22, 2021. ZIM expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise. ZIM does not make any prediction or statement about the performance of its securities.

ZIM Contacts

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-8652520
shats.avner@zim.com

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com